Exhibit 2.5

confidential treatment requested

Purchase and SALE AGREEMENT

This Purchase and Sale Agreement (the “Agreement”), dated October 15, 2014, is between Nytis Exploration Company LLC, a Delaware limited liability company (“Nytis”), whose address is 2480 Fortune Drive, Lexington, KY 40509 and Liberty Energy, LLC, a Massachusetts limited liability company (“Liberty”) , whose address is c/o Old Ironsides Energy, LLC, 10 St. James Avenue, 19th Floor, Boston, MA 02116 (Liberty and Nytis shall collectively be referred to herein as “Sellers” or individually as “Seller”) and Continental Resources, Inc., an Oklahoma corporation, whose address is 20 North Broadway, Oklahoma City, OK 73102 (“Buyer”). Sellers and Buyer are sometimes referred to herein as a “Party” or the “Parties.”

RECITALS

A.           Sellers own certain rights and interests in, to and under the leasehold estates created by the oil and gas leases described in Exhibit “A” (“Lease(s)”) insofar as the Leases cover the lands described in said Exhibit (the “Lands”).

B.            Sellers desire to sell and convey to Buyer an undivided                                  of Sellers’ right, title, and interest in and to the Leases but only to the extent of the Deep Rights (as defined below), and Buyer desires to purchase and acquire from Sellers an                           of Sellers’ right, title and interest in and to the Leases, but only to the extent of the Deep Rights.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Sellers agree as follows:

ARTICLE 1
PURCHASE AND SALE

1.1           Purchase and Sale. Subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Sellers and Sellers agree to sell, assign and deliver to Buyer, all of Sellers’ right, title and interest in and to the Assets (as defined in and subject to the limitations and restrictions provided herein and in Section 1.2), for the consideration specified in Article 2. Notwithstanding, anything herein to the contrary, Sellers shall convey and assign to Buyer, an undivided                                  working interest in the Leases, excepting and reserving (i) an undivided                                  working interest in and to the Assets (as defined in Section 1.2), (ii) the Reserved ORRI (defined below), and (iii) all of Sellers’ interests in and to the Shallow Rights (as defined below). Sellers shall deliver to Buyer on a lease-by-lease basis the net revenue interest of                                  on all of the Leases set forth on Exhibit “A” insofar as such Leases cover the Deep Rights and will retain as an overriding royalty (the “Reserved ORRI”) equal to the positive, if any, difference between presently existing burdens of record as of the Effective Date and                                 . Said Reserved ORRI shall be proportionately reduced to the extent the Lease does not cover the full mineral estate in the Deep Rights or Sellers do not own the full leasehold interest to the Leases with respect to the Deep Rights. Sellers specifically reserve all their right, title and interest in and to the Leases from the surface to the base of the Clinton formation (the “Shallow Rights”) (also defined as the top of the Ordovician system), it being understood and agreed that the interests in the Leases to be acquired by Buyer under this Agreement only cover rights below the base of the Clinton formation, the “Deep Rights” being the stratigraphic equivalent of 3,640 MD feet as shown on the logs of the Inland Gas Company W.P. & Roberta Young #542 well (The log is measured from KB which was 18.6 feet above ground level.) (API #16127245020000), said well being located in Lawrence County, Kentucky (Carter Coordinates: 6-U-82; 2475 FNL & 1550 FWL). Seller shall maintain the right to drill rathole into the top of the Ordovician in order to produce Clinton. The Shallow Rights reserved by Sellers shall include all wells and wellbores, surface rights and surface facilities etc., contract rights and other rights and interests insofar as such rights, facilities and interests pertain to such Shallow Rights.

        Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

1.2          Assets. “Assets” shall mean all of Sellers’ right, title and interest in and to the following insofar and only insofar as the Assets cover the Deep Rights and subject to: (1) Sellers retaining an undivided                                  working interest in and to the Deep Rights, as set forth in Section 1.1; (2) the Reserved ORRI, as set forth in Section 1.1; and (3) the reservation of the Shallow Rights as set forth in Section 1.1):

(a)           The Leases (as amended, supplemented or modified through the Effective Date) described in Exhibit “A”;

(b)           Without limitation of the foregoing, all other right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of Sellers in and to the oil, gas and other minerals in and under or that may be produced from the Leases (including, without limitation, overriding royalties and other interests insofar as they cover the Lands but excluding the Reserved ORRI); and

(c)           To the extent the following may be assigned, all of Assignor’s right, title, and interest in and to any contracts to which Assignor is a party and by which any of the Assets are bound, including, but not limited to, unitization, pooling and communitization agreements, declarations, orders, and the units created thereby relating to the Leases and to the production of oil and gas, if any, attributable to the Leases, and all operating agreements, farmout and farmin agreements, area of mutual interest agreements, surface leases, permits, rights-of-way, easements and other contracts, agreements and instruments used or held in connection with the exploration, drilling, production, gathering, treatment, processing, storing, sale or disposal of oil, gas and other minerals from the Leases (“Contracts”); and

(d)           Copies of all of Sellers’ land records, lease records, contract files, title records (including abstracts of title, title opinions and memoranda, title curative documents and broker run sheets) supporting the Closing and post-Closing Statements and other records relating to the items described in Sections 1.2(a) and 1.2(b) including seismic and licenses thereto but excluding, any information covered by confidentiality restrictions that prevent their disclosure to Buyer (the “Records”).

        Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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It is not the intent of Buyer to purchase any existing wellbores located upon the Leases or Lands associated therewith and any wellbores, if any, are specifically excluded from this Agreement.

ARTICLE 2
PURCHASE PRICE

2.1          Purchase Price. The purchase price for the Assets shall be                                                                                                                                                                   ) (the “Purchase Price”), which represents a price of                                                                  per Net Acre (as defined below) (the “Per Acre Price”) for                                   aggregate Net Acres. “Net Acre” shall mean (i) Sellers’ undivided interest in the leasehold estate created by the applicable Lease multiplied by (ii) the number of acres covered by the Lease multiplied by (iii) the lessor’s percentage interest in the oil and gas mineral fee estate in the Land covered by the Lease. “Allocated Value” with respect to a Lease shall mean an amount equal to the applicable Per Acre Price multiplied by the number of Net Acres set forth in Exhibit “A” for such Lease. The Purchase Price shall be adjusted at Closing as provided in Section 2.3.

2.2          Effective Date. The effective date of this transaction shall be August 1, 2014 (the “Effective Date”).

2.3          Adjustments to Purchase Price. At Closing, the Purchase Price shall be adjusted according to this Section 2.3 without duplication as follows:

(a)           adjusted upward by any Lease rental, Lease renewal payment, and other maintenance costs attributable to the Leases paid by Sellers that are attributable to the period after the Effective Date (rentals for the period in which the Effective Date occurs shall be pro-rated as of the Effective Date and it is agreed that the payments made under a paid up Lease shall be considered a bonus payment and not an advanced rental payment);

(b)           adjusted downward by the Title Defect Values with respect to any Title Defects associated with the Leases in accordance with Section 4.6;

(c)           adjusted downward in accordance with Section 4.6 and 4.7 for any Excluded Leases;

(d)           adjusted downward, or as otherwise provided, in accordance with Section 4.10 for any adverse Environmental Condition; and

        Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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(e)          adjusted downward in accordance with Section 13.23, for any Lease which the wellbore maintaining such Lease in its secondary term is not, or will not continue producing in paying quantities in Buyer’s sole opinion.

(f)           adjusted downward in accordance with Section 13.24, for any Lease that has a remaining primary term left of less than one year from the Effective Date of this Agreement.

(e)          any other adjustments mutually agreed upon by the Parties as of the date of the Settlement Statement (as defined below) is delivered to the Buyer.

(f)           adjusted upward for taxes paid by Sellers that are attributable to any period of time after the Effective Date.

(g)          adjusted upward if the aggregate number of Net Acres included in the Leases is greater than                                  such upward adjustment to be equal to             multiplied by the number of Net Acres in excess of

All such adjustments to the Purchase Price shall be set forth on a “Settlement Statement” which Sellers shall prepare and provide to Buyer at least four (4) business days before Closing. The Settlement Statement shall be approved by Buyer and Sellers on or before Closing. The Purchase Price as so adjusted shall be paid at Closing and is referred to herein as the “Closing Amount”

ARTICLE 3
BUYER’S INSPECTION

3.1          Access to Records. Upon execution of this Agreement and until Closing, Sellers will (i) make available to Buyer and its representatives at Sellers’ office during Sellers’ normal business hours, the Contracts and Records in Sellers’ possession or control relating to the Assets and (ii) provide Buyer and its representatives with physical access to the Leases and Lands to allow Buyer and its representatives to conduct, at Buyer’s sole risk and expense, on-site inspections and environmental assessments of the Leases and Lands, in each case of (i) and (ii) above, for the purpose of permitting Buyer and its representatives to perform its due diligence review and insofar as the Seller may do so without (i) violating legal constraints or any legal obligation, or (ii) waiving any attorney/client work product or like privilege. Buyer agrees to indemnify and hold Seller harmless from and against any and all claims arising by reason of Buyer’s inspecting and observing the Assets and Records, including claims for personal injuries to or death of employees of the Buyer, its contractors, agents, consultants and representatives, and damage to the property of Buyer or others acting on behalf of Buyer .

        Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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3.2          Confidential Information. Buyer agrees to maintain all information made available to it pursuant to this Agreement confidential and to cause its officers, employees, representatives, consultants and advisors to maintain all information made available to them pursuant to this Agreement confidential if this Agreement terminates for a period of one (1) year following such termination. Notwithstanding anything to the contrary, any information pertaining to or relating to the “tax treatment” or “tax structure” (in each case, within the meaning of Treasury Regulation Sec. 1.6011-4) arising from or in respect of this Agreement and any related transactions contemplated pursuant thereto, shall not be subject to the confidentiality obligation imposed hereunder. Notwithstanding the foregoing, the following will not constitute confidential information for purposes of this Agreement: (i) information which is or becomes generally available to the public other than as a result of a disclosure by Buyer; (ii) information which was already known to Buyer prior to being furnished to Buyer by Seller; and (iii) information which becomes available to Buyer from a source other than Seller if, to the best of Buyer’s knowledge after reasonable inquiry, such source was not subject to any prohibition against transmitting the information to Buyer and was not bound by a confidentiality agreement with Seller, including without limitation, information which is acquired independently from a third party that has the right to disseminate such information at the time it is acquired by Company; or (iv) is developed by Buyer independently of the information provided by Seller.

3.3          No Representation or Warranty. Except as set forth in this Agreement, Sellers make no representation or warranty as to the accuracy or completeness of the Contracts and Records. Buyer agrees that any conclusions drawn from such Contracts Records shall be the result of its own independent review and judgment.

3.4          Independent Investigation. Buyer has, or by Closing will have, made its own independent investigation, analysis and evaluation of the Assets (including Buyer’s own estimate and appraisal of the extent and value of oil and gas reserves, if any, attributable to the Assets, title to the Assets, and an independent assessment and appraisal of the environmental risks and liabilities associated with the acquisition of the Assets). Subject to Seller’s performance under Section 5.1, Buyer has had, or will have prior to Closing, access to all information necessary to perform its investigation and has not, or will not have, relied on any representations by Sellers other than those expressly set forth in this Agreement.

ARTICLE 4
TITLE DEFECTS and ENVIRONMENTAL MATTERS

4.1          Marketable Title. The term “Marketable Title” with respect to each Lease means such title of Sellers in and to the Lease, insofar only as such Lease covers the Deep Rights, that, subject to and except for Permitted Encumbrances: (i) results in Sellers owning that number of Net Acres with respect to the Lease equal to                                  of the number of Net Acres for the Lease set forth in Exhibit “A”, (ii) entitles Sellers to not less than a       net revenue interest (“NRI”) in the Leases on Exhibit “A”. (iii) results in the working interest in any Lease to be acquired by Buyer under this Agreement to be greater than         of the undivided working interest represented to be owned and conveyed by Sellers without a corresponding increase in the NRI for such Lease, (iv) is free and clear of liens, security interests, mortgages, encumbrances, claims, litigation, lis pendens, and any other defects that would create an impairment or burden of use and enjoyment of, or loss of interest or value in, the affected Lease except Permitted Encumbrances (as defined below).

        Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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4.2          Permitted Encumbrances. The term “Permitted Encumbrances” shall mean each of the following with respect to the Deep Rights:

(a)           lessors’ royalties, overriding royalties, net profits interests, production payments, reversionary interests and similar burdens if the net cumulative effect of such burdens does not operate to reduce the NRI, on a Lease-by-Lease basis, (i) below        on the Leases on Exhibit “A”;

(b)           all rights to consent by, required notices to, filings with, or other actions by federal, state or local governmental bodies, in connection with the conveyance of the applicable Lease if the same are customarily sought after Closing;

(c)           liens for taxes or assessments not yet due and delinquent;

(d)           rights reserved to or vested in any federal, state, local, or tribal governmental body, authority or agency to control or regulate any of the Assets in any manner; and all applicable laws, rules, regulations and orders of general applicability in the area of the Assets; and

(e)           any mortgage or similar encumbrance affecting the Leases which is released, removed or discharged at or prior to Closing;

4.3          Title Defect. The term “Title Defect” means with respect to a Lease any lien, encumbrance, outstanding mortgage, adverse claim, litigation, default, expiration, failure, calls on production, non-lessor reversionary interests, back-ins, or other similar right, unrecorded lease burdens, preferential purchase rights, defect in or objection to real property title, other than Permitted Encumbrances, that alone or in combination with other defects renders Sellers’ title to the Lease less than Marketable Title.

4.4          Defect Value. “Defect Value” means the following:

(a)           If the Title Defect is a lien or encumbrance on the Asset, the Defect Value shall be the cost of removing such lien or encumbrance, not to exceed the Allocated Value of the affected Lease.

(b)           If the Title Defect is an actual reduction in NRI below        on a Lease on Exhibit “A”, the Defect Value shall be the Allocated Value for the affected Lease, proportionately reduced by the ratio of the actual NRI to

(c)           If the Title Defect is an actual reduction of Net Acres in a Lease to an amount that is less than                                  of the number of Net Acres set forth in Exhibit “A” for such Lease, the Defect Value shall be an amount equal to such difference in Net Acres multiplied by the Per Acre Price.

        Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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(d)           If the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Lease of a type not described in this Section 4.4, the Defect Value will be determined by taking into account the Allocated Value of the affected Lease, the portion of the affected Lease adversely affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Lease, the values placed upon the Title Defect by each Party and such other factors as are necessary to make a proper evaluation. However, in no event will the Defect Value exceed the Allocated Value of the affected Lease.

(e)           In the event the aggregate values for all Title Defects exceed twenty percent (20%) of the Purchase Price, then Buyer or Sellers, at its sole discretion, may terminate this Agreement.

4.5          Notice of Title Defects. As promptly as reasonably practicable and in any event not later than forty-five (45) days after the execution date of this Agreement (the “Defect Notice Date”), Buyer shall deliver to Sellers a written notice of Title Defects describing in reasonable detail (i) the Title Defect, (ii) the basis of the Title Defect with supporting documentation and (iii) Buyer’s good faith estimate of the value of the Title Defect (“Title Defect Value”). The failure of Buyer to timely notify Sellers of a Title Defect on the Defect Notice Date shall be deemed a waiver by Buyer of such Title Defect.

4.6          Purchase Price Adjustments for Title Defects. If the Assets are affected by Title Defects (excluding any Leases excluded pursuant to the last sentence of this Section 4.6 or pursuant to Section 4.7, collectively “Excluded Leases”), the Purchase Price will be reduced under Section 2.3 by the amount of the aggregate Title Defect Values with respect to a Title Defect unless: (i) Buyer agrees to waive the Title Defect, or (ii) Sellers cures the Title Defect, in its reasonable determination, on or before 5:00 p.m., Central Time, five (5) days before Closing. Buyer shall have the right to elect (at or prior to Closing) to exclude and have Sellers retain any Lease affected by Title Defects, in which event such Lease shall be excluded from the Assets to be assigned to Buyer at the Closing and the Purchase Price shall be reduced by an amount equal to the Per Acre Price multiplied by the number of Net Acres for such Excluded Lease.

4.7          Consents. Prior to Closing, Sellers shall use reasonable efforts to obtain all required consents to assignment of the Leases. If Buyer discovers properties for which consents to assign are applicable during the course of Buyer’s due diligence activities, Buyer shall notify Sellers immediately and Sellers shall use reasonable efforts to obtain such consents prior to Closing. Except for consents and approvals which are customarily obtained post-Closing, if a consent to assign any Lease has not been obtained as of the Closing Date and Buyer has not waived such consent, then at Buyer’s election, the affected Lease(s) shall either be (a) conveyed to Buyer and the respective consents obtained by Buyer post-Closing and Buyer shall assume the risk of not obtaining such consents (provided that, after Closing, Sellers shall continue to cooperate with Buyer to obtain such consent), or (b) excluded and retained by Sellers and the Purchase Price shall be reduced by the Allocated Value of such Lease.

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4.8          Excluded Leases. Sellers shall have the option to attempt to cure the Title Defect giving rise to any Excluded Leases within sixty (60) days after Closing, and in the event the defect is cured within the said sixty (60) day period, the relevant Interest shall be assigned to Buyer via assignment substantially in the form attached as Exhibit “C” and Buyer shall pay to Sellers the amount by which the Purchase Price was adjusted as a result of the cured Title Defect.

4.9          Notice of Environmental Condition. Subject to the provisions of Article 3, Sellers shall give Buyer physical access to the Assets for the purpose of inspecting same at all reasonable times from the date of execution of this Agreement until the Closing Date. If Buyer determines there is an adverse Environmental Condition with respect to any Lease, which such condition requires remediation expenditures (the “Remediation Amount”) that individually exceed Ten Thousand Dollars ($10,000), Buyer shall deliver notice of such Environmental Condition to Sellers on or before ten (10) days prior to the Closing Date at 5:00 p.m. at the location of Seller's offices as set forth in the notice provision contained in Section 13.3 herein in the same manner as provided for Title Defects of this Agreement.

4.10        Purchase Price Adjustment for Environmental Condition. In the event Buyer notifies Sellers of an adverse Environmental Condition under Section 4.9 above, Sellers shall be entitled to exclude the affected Lease and make an appropriate adjustment to the Purchase Price or provide substitute acreage within the AOI (as defined in Section 13.21 below). Any Leases excluded from this transaction pursuant to this Section 4.10 shall also be considered as “Excluded Leases”. If Sellers do not elect so to exclude the affected Lease, Buyer shall be entitled, in its sole opinion, to accept, reject, or require an adjustment to the Purchase Price with respect to the affected Lease, provided the downward adjustment to the Purchase Price shall be equal to the Remediation Amount or the Allocated Value of the affected Lease, whichever is less. Buyer or Sellers may terminate this Agreement in the event the aggregate values for all Purchase Price adjustments for Environmental Conditions exceed Twenty Percent (20%) of the Purchase Price. If Buyer does not deliver a timely and valid notice in accordance with Section 4.9, all adverse Environmental Conditions shall be deemed waived by Buyer, the affected Assets shall not be excluded from the transaction, and no adjustments shall be made to the Purchase Price.

“Environmental Condition” shall mean an existing condition or circumstance with respect to the air, soil, subsurface, surface waters, ground waters, and/or sediments that causes (i) an Asset not to be in compliance with any Environmental Law, including any permits issued thereunder, in all material respects, or (ii) the Asset to be required to be remediated (or other corrective action taken with respect to such Asset) under any Environmental Law.

“Environmental Laws” shall mean all Laws relating to (a) the control of any potential pollutant, or protection of the air, water, land, wetlands, natural resources, wildlife and endangered species, (b) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, and (c) exposure to hazardous, toxic, radioactive or other substances alleged to be harmful. “Environmental Laws” shall include, but are not limited to, the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act, the Superfund Amendments and Reauthorization Act, the Toxic Substances Control Act, the Safe Drinking Water Act, and CERCLA and shall also include all state, local and municipal Laws dealing with the subject matter of the above listed Federal statutes or promulgated by any governmental or quasigovernmental agency thereunder in order to carry out the purposes of any Federal, state, local or municipal Law. The above reference to Laws relating to natural resources is not intended to include non-environmental Laws relating to the exploration, development, production, proration, allocation, pooling, unitization or correlative rights relating to oil, gas and other Hydrocarbons.

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ARTICLE 5
SELLERS’S REPRESENTATIONS AND WARRANTIES

Each Seller makes the following representations and warranties as to itself and only to the interests that it owns in the Assets as of the date of the Agreement and again as of the Closing Date:

5.1          Status. Nytis Exploration Company LLC is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware and is fully qualified to carry on its business in each state where the Assets are located. Liberty Energy, LLC is a limited liability company duly organized, validly existing and in good standing under the laws of Massachusetts and is fully qualified to carry on its business in each state where the Assets are located.

5.2          Power. Each Seller has all requisite power and authority to carry on its business as presently conducted. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof by each Seller will not violate, or be in conflict with, any material provision of such Seller’s governing documents, or any material provision of any agreement or instrument to which such Seller is a party or by which such Seller is bound, or any judgment, decree, order, statute, rule or regulation applicable to such Seller.

5.3          Authorization and Enforceability. This Agreement constitutes each Seller’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law.

5.4          Liability for Brokers’ Fees. Each Seller has not incurred any liability, contingent or otherwise, for brokers’ or finders’ fees relating to the transactions contemplated by this Agreement for which Buyer shall have any responsibility whatsoever.

5.5          No Bankruptcy. To Sellers’ knowledge, there are no bankruptcy proceedings pending, being contemplated by or, threatened against Seller.

5.6          Litigation. To each Seller’s knowledge, there are no actions or suits pending against such Seller with respect to the Assets and, there is no proceeding, claim or investigation pending or threatened with respect to the Assets.

5.7          Lease Status/Rentals. To each Seller’s knowledge, such Seller has not received a written notice of any request or demand for payments, adjustments of payments or performance pursuant to obligations under the Leases that is still outstanding and all Leases are in full force and effect. To each Seller’s knowledge, such Seller has not received a written notice of default with respect to the payment or calculation of rentals that has not been cured.

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5.8          Accuracy of the Contracts and Records. Each Seller represent that (i) all of the Contracts and Records are files, or copies thereof, that Sellers have used in the ordinary course of operating and owning the Leases, (ii) to each Seller’s knowledge, such Seller has made, or prior to Closing will make, all Contracts and Records in its possession available to Buyer and (iii) Each Seller has not intentionally withheld any of the Contracts and Records from Buyer.

5.9          Compliance With Laws. To each Seller’s knowledge, each Seller has not received written notice from any governmental agency that each Seller’s ownership or operation of the Assets is in violation of any applicable federal, state and local laws, including environmental laws, in any material respect.

5.10        No Operations. Each Seller has not conducted any oil and gas or other exploration, development or production operations on the on the Assets with respect to the Deep Rights, or any lands pooled or unitized therewith.

5.11        Compliance. Each Seller has materially complied (and, to the knowledge of each Seller, all of the Assets, as owned and operated, are in material compliance) with all applicable laws, rules, regulations, ordinances and order of all local, tribal, state, and federal authorities having jurisdiction.

5.12        Oil and Gas Contracts. The Assets with respect to the Deep Rights are not subject to any oil or gas contracts or agreements of any kind and/or oil or gas dedication arrangements, except as reviewed and approved by Buyer in its sole discretion.

5.13        Environmental.

(a)           With respect to the Assets, each Seller has not entered into, and are not subject to, any written notice of violation or written notice of alleged violation, agreement, consent, order, decree, judgment, license or permit condition or other directive of any governmental authority which is (i) in existence as of the Effective Date, (ii) based on any Environmental Laws relating to the current and future use of any of the Assets, or (iii) requires any change in the present conditions or operations of any of the Assets.

(b)           With respect to the Assets, each Seller has not received written notice from any person of any release, disposal, event, condition, circumstance, activity, practice or incident concerning any land, facility, asset or property included in the Assets which interferes with or prevents compliance by, or threatens to interfere with or prevent compliance with any Environmental Law, the terms of any license or permit issued by any governmental authority or any surface or mineral lease obligation, whether an express or implied obligation.

5.14        Contracts. To Each Seller’s knowledge, there are no Contracts which would have a material adverse effect as to the value, use, operation, development, production, or exploration of the Leases with respect to the Deep Rights.

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ARTICLE 6

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer makes the following representations and warranties as of the Closing Date:

6.1          Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the laws of Oklahoma and is duly qualified to carry on its business in the state where the Assets are located.

6.2          Power. Buyer has all requisite power and authority to carry on its business as presently conducted. The execution and delivery of this Agreement does not, and the fulfillment of and compliance with the terms and conditions hereof will not, as of the Closing Date, violate, or be in conflict with, any material provision of Buyer’s governing documents, or any material provision of any agreement or instrument to which Buyer is a party or by which it is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer.

6.3          Authorization and Enforceability. This Agreement constitutes Buyer’s legal, valid and binding obligation, enforceable in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws for the protection of creditors, as well as to general principles of equity, regardless whether such enforceability is considered in a proceeding in equity or at law.

6.4          Financial Resources. Buyer has the financial resources on hand and immediately available to close the transaction contemplated by this Agreement without financing.

ARTICLE 7
COVENANTS AND AGREEMENTS

7.1          Covenants and Agreements of Sellers. Sellers covenant and agree with Buyer that, from the date of execution hereof until the Closing Date, Sellers shall not (i) commit to drill any wells on the Lands or conduct any oil and gas or other exploration, development or production operations on the Leases, or any lands pooled or unitized therewith, below the base of the Clinton Formation (ii) abandon any part of the Assets; (iii) sell, transfer, assign, convey or otherwise dispose of any of the Assets, or any interest therein; (iv) enter into any farmout agreement, farmin agreement or any other contract affecting the Assets which would decrease the Net Acres or NRI conveyed to Buyer hereunder; (v) modify or terminate (except for any Lease that expires by its own terms without action by Sellers) any Lease; or (vi) create any lien, security interest or encumbrance on the Assets, the oil or gas attributable to the Assets, or the proceeds thereof except Permitted Encumbrances.

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ARTICLE 8
CONDITIONS PRECEDENT TO CLOSING

8.1          Sellers’ Conditions. The obligations of Sellers at the Closing are subject, at the option of Sellers, to the satisfaction or waiver at or prior to the Closing of the following conditions precedent:

(a)           All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on and as of the Closing, and Buyer shall have performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing in all material respects;

(b)           Buyer stands ready, willing and able to close with Sellers; and

(c)           No order has been entered by any court or governmental agency having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and that remains in effect at Closing.

8.2          Buyer’s Conditions. The obligations of Buyer at the Closing are subject, at the option of Buyer, to the satisfaction or waiver at or prior to Closing of the following conditions precedent:

(a)           All representations and warranties of Sellers contained in this Agreement shall be true and correct in all material respects on and as of the Closing, and Sellers shall have performed and satisfied all covenants and agreements required by this Agreement to be performed and satisfied by Sellers at or prior to the Closing in all material respects;

(b)          Sellers stand ready, willing and able to Close with Buyer;

(c)           No order has been entered by any court or governmental agency having jurisdiction over the Parties or the subject matter of this Agreement that restrains or prohibits the purchase and sale contemplated by this Agreement and that remains in effect at the time of Closing.

(d)           All Environmental Conditions known to Sellers associated with the Assets shall have been disclosed to Buyer.

(e)           The Assets shall not be burdened by any gas contracts and/or gas dedication arrangements, surface restrictions, regulatory or operational issues, except as noted in Exhibit “A” and accepted by Buyer in its sole discretion

(f)           Sellers shall be responsible for all capital expenditures costs associated with all existing and reserved wellbores located on the Lands at all times prior and subsequent to the Effective Date.

ARTICLE 9
RIGHT OF TERMINATION

9.1          Termination. This Agreement may be terminated in accordance with the following provisions:

(a)           By Sellers if the conditions set forth in Section 8.1 are not satisfied, through no fault of Sellers, or waived by Sellers in writing, as of Closing;

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(b)           By Buyer if the conditions set forth in Section 8.2 are not satisfied, through no fault of Buyer, or waived by Buyer in writing, as of Closing; or

(c)           By Buyer or Seller pursuant to the terms and conditions set forth in either Section 4.4(e) or 4.10.

9.2          Liabilities Upon Termination.

(a)           Buyer’s Default. If Closing does not occur because Buyer wrongfully fails to tender performance at Closing or otherwise materially breaches this Agreement prior to Closing, and if Sellers are not in material default under this Agreement and are ready, willing and able to close, Sellers shall retain any legal or equitable remedies for Buyer’s breach of this Agreement, including, without limitation, specific performance.

(b)           Sellers Default. If Closing does not occur because Sellers wrongfully fail to tender performance at Closing or otherwise materially breach this Agreement prior to Closing, and Buyer is not in material default under this Agreement and is ready, willing and able to Close, Buyer shall retain any legal or equitable remedies for Sellers’ breach of this Agreement including, without limitation, specific performance.

(c)           Other Termination. If Sellers and Buyer agree in writing to terminate this Agreement, each Party shall release the other Party from any and all liability for termination of this Agreement.

ARTICLE 10
CLOSING

10.1        Closing. The “Closing” of the transaction contemplated hereby shall be held on or before sixty (60) days after the execution of this Agreement by the Parties, or such other date as the Parties may agree. The date the Closing actually occurs is referred to herein as the “Closing Date.”

10.2        Closing Obligations. At Closing, the following events shall occur, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others:

(a)           Assignment and Conveyance. Sellers and Buyer shall execute, acknowledge and deliver to Buyer the Assignment, except for any Excluded Leases which shall not be conveyed at Closing pursuant to Section 4.6, Section 4.7 Section 4.8, or Section 4.10.

(b)           Settlement Statement. Sellers and Buyer shall execute the Settlement Statement.

(c)           Closing Amount. Buyer shall deliver to Sellers the Closing Amount by wire transfer in immediately available funds, according to the wire instructions provided by Sellers.

(d)           Non-Foreign Affidavit. Each Seller shall deliver an Affidavit of non-foreign status of such Seller.

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ARTICLE 11
POST-CLOSING MATTERS

11.1        Records. Sellers shall make copies or provide digital records of the Contracts and Records available for pick-up by Buyer within ten (10) business days after the Closing Date. Sellers will retain originals of the Contracts and Records and Buyers shall have the right to review and copy the Contracts and Records during standard business hours upon reasonable advance notice for so long as Sellers retain the Contracts and Records. Sellers agree that the Contracts and Records will be maintained in compliance with all applicable laws governing document retention.

11.2        Transfer Taxes and Recording Fees. Buyer shall pay all sales, transfer, use or similar taxes occasioned by the sale or transfer of the Leases and all documentary, transfer, filing, licensing, and recording fees required in connection with the processing, filing, licensing or recording of any assignments.

11.3        Further Assurances. From time to time after Closing, Sellers and Buyer shall each execute, acknowledge and deliver to the other such further instruments and take such other action as may be reasonably requested in order to accomplish more effectively the purposes of the transactions contemplated by this Agreement.

ARTICLE 12
ASSUMPTION AND RETENTION OF OBLIGATIONS AND
INDEMNIFICATION; DISCLAIMERS

12.1        Buyer’s Assumption of Liabilities and Obligations. Except as set forth in Section 13.20, upon Closing, Sellers shall retain responsibility for and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations relating to the ownership or operation of the Assets attributable to the time period before the Effective Date (the “Retained Liabilities”). Upon Closing, Buyer shall assume and pay, perform, fulfill and discharge all claims, costs, expenses, liabilities and obligations relating to the ownership or operation of the Assets attributable to the time period on or after the Effective Date (the “Assumed Liabilities”). All expenses and costs including, without limitation, all ad valorem, property, production, severance, and similar taxes and assessments based upon or measured by the ownership of the Assets, the production of Hydrocarbons, or the receipt of proceeds therefrom, shall be: (i) paid by or allocated to Sellers if incurred or accruing with respect to operations conducted prior to the Effective Date; or (ii) paid by or allocated to Buyer if incurred or accruing with respect to operations conducted after the Effective Date. All receipts and receivables (billed or accrued) for Hydrocarbons produced and sold or delivered prior to the Effective Date will be and remain the property of Sellers. All receipts and receivables (billed or accrued) for Hydrocarbons produced and sold or delivered from an Asset on and after the Effective Date will be and remain the property of Buyer.

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12.2        Indemnification.

(a)           Losses. “Losses” shall mean any actual losses, costs, expenses (including court costs, reasonable fees and expenses of attorneys, technical experts and expert witnesses and the cost of investigation), liabilities, damages, demands, suits, claims, and sanctions of every kind and character (including civil fines) arising from, related to or reasonably incident to matters indemnified against; excluding however any special, consequential, punitive or exemplary damages, or any claim for diminution of value of an Asset.

(b)           Sellers’ Indemnification of Buyer. If the Closing occurs, Sellers shall defend, indemnify, and save and hold harmless Buyer, its officers, directors, employees and agents, from and against all Losses which arise directly or indirectly from or in connection with (i) the Retained Liabilities and (ii) any breach by Sellers of this Agreement.

(c)           Buyer’s Indemnification of Sellers. If the Closing occurs, Buyer assumes all risk, liability, obligation and Losses in connection with, and shall defend, indemnify, and save and hold harmless Sellers, its officers, directors, employees and agents, from and against all Losses which arise directly or indirectly from or in connection with (i) the Assumed Liabilities, and (ii) any breach by Buyer of this Agreement.

12.3        No Insurance; Subrogation. The indemnifications provided in this Article 12 shall not be construed as a form of insurance. Buyer and Sellers hereby waive for themselves, their successors or assigns, including, without limitation, any insurers, any rights to subrogation for Losses for which each of them is respectively liable or against which each respectively indemnifies the other, and, if required by applicable policies, Buyer and Sellers shall obtain waiver of such subrogation from its respective insurers.

12.4        Reservation as to Non-Parties. Nothing herein is intended to limit or otherwise waive any recourse Buyer or Sellers may have against any non-party for any obligations or liabilities that may be incurred with respect to the Assets.

ARTICLE 13
MISCELLANEOUS

13.1        Exhibits. The Exhibits to this Agreement are hereby incorporated in this Agreement by reference and constitute a part of this Agreement.

13.2        Expenses. Except as otherwise specifically provided, all fees, costs and expenses incurred by Buyer or Sellers in negotiating this Agreement or in consummating the transactions contemplated by this Agreement shall be paid by the Party incurring such fees, costs or expenses, including, without limitation, engineering, land, title, legal and accounting fees, costs and expenses.

13.3        Notices. All notices and communications required or permitted under this Agreement shall be in writing and addressed as set forth below. Any communication or delivery hereunder shall be deemed to have been duly made and the receiving Party charged with notice (i) if personally delivered, when received, (ii) if sent by facsimile or electronic (e-mail transmission (only with evidence of receipt), when received, (iii) if mailed, five (5) business days after mailing, certified mail, return receipt requested, or (iv) if sent by overnight courier, one day after sending. All notices shall be addressed as follows:

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If to Sellers:

Nytis Exploration Company LLC
2480 Fortune Drive
Lexington, KY 40509
Attn: Michael Potter
Phone: (859) 299-0771
Fax: (859) 299-0772
E Mail: mpotter@nytisky.com

Liberty Energy, LLC
c/o Old Ironsides Energy, LLC
10 St. James Avenue, 19th Floor
Boston, MA 02116
Attn: Scott Carson
Phone: (617) 654-4595
Fax: (617) 574-6920
E Mail: SCarson@oldironsidesenergy.com

with a copy to:

Liberty Energy, LLC

175 Berkeley Street, Mail Stop 18K

Boston, MA  02116

Attn: Joshua Beiser

Phone: (617) 574-5568

Fax: (617) 574-5830

E Mail: Joshua.beiser@libertymutual.com

If to Buyer:

Continental Resources, Inc.

20 N. Broadway
Oklahoma City, OK 73102
Attn: Steven K. Owen
Phone: (405) 234-9557
Fax: (405) 234-9557
E-mail: steven.owen@clr.com

Any Party may, by written notice so delivered to the other Parties, change the address or individual to which delivery shall thereafter be made.

13.4        Amendments and Waivers. This Agreement may be amended, supplemented, altered, modified or revoked only by written instrument signed by all Parties. Except for waivers specifically provided for in this Agreement, no rights hereunder may be waived except by an instrument in writing signed by the Party to be charged with such waiver and delivered by such Party to the Party claiming the benefit of such waiver.

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13.5        Headings. The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

13.6        Counterparts/Fax Signatures. This Agreement may be executed by Buyer and Sellers in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute but one and the same instrument. Electronic signatures shall be considered binding.

13.7        References. References made in this Agreement, including use of a pronoun, shall be deemed to include where applicable, masculine, feminine, singular or plural, individuals or entities. As used in this Agreement, “person” shall mean any natural person, corporation, partnership, trust, limited liability company, court, agency, government, board, commission, estate or other entity or authority.

13.8        Governing Law. This Agreement and the transactions contemplated hereby and any arbitration or dispute resolution conducted pursuant hereto shall be construed in accordance with, and governed by, the laws of the state where the Assets are located without regard to its conflicts of laws rules.

13.9        Entire Agreement. This Agreement constitutes the entire understanding among the Parties, their respective partners, members, trustees, shareholders, officers, directors and employees with respect to the subject matter hereof, superseding all negotiations, prior discussions and prior agreements and understandings relating to such subject matter.

13.10      Binding Effect. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto, and their respective successors and permitted assigns. Except for an assignment to an affiliate, no Party may assign its rights and obligations under this Agreement without the prior written consent of the other Parties. For purposes hereof, an affiliate of a Party is a person that controls, is controlled by or is under common control with that Party, and control means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise.

13.11      Survival. The representations and warranties made by Sellers and Buyer under Articles 5 and 6 shall continue in full force and effect for a period of one (1) year after Closing. All other representations, promises, agreements, releases, and indemnities made in this Agreement shall survive Closing.

13.12      No Third-Party Beneficiaries. This Agreement is intended only to benefit the Parties hereto and their respective permitted successors and assigns.

13.13      Waiver. The waiver or failure of any Party to enforce any provision of this Agreement shall not be construed or operate as a waiver of any further breach of such provision or of any other provision of this Agreement.

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13.14      Limitation on Damages. The Parties hereto expressly waive any and all rights to consequential, special, incidental, punitive or exemplary damages, or loss of profits resulting from any breach of this Agreement.

13.15      Severability. It is the intent of the Parties that the provisions contained in this Agreement shall be severable. Should any provisions, in whole or in part, be held invalid as a matter of law, such holding shall not affect the other portions of this Agreement, and such portions that are not invalid shall be given effect without the invalid portion.

13.16      Daily Drilling Reports. Sellers will receive daily drilling reports, logs and any other non-interpretational information associated with any wells drilled on the Lands.

13.17      Plugging Notice. Sellers shall give Buyer thirty (30) days’ notice prior to plugging any of its operated wells located on the Lands and give Buyer the option to take over the well, in order to protect Buyer’s interests acquired in this Agreement. Buyer shall notify Sellers of its intent within twenty (20) days of notice given.

13.18      Environmental Liability. Notwithstanding Section 12.1, Sellers retain any and all environmental liability arising from or caused by its operations on the Leases with respect to the Shallow Rights whether originating before or after the Effective Date, and indemnifies and holds harmless, Buyer from any and all environmental liability arising from Sellers’ operations on the Leases with respect to the Shallow Rights. Likewise, Buyers shall retain any and all environmental liability arising from or caused by its operations on the Leases with respect to the Deep Rights after the Effective Date, and indemnifies and holds harmless, Seller from any and all environmental liability arising from Buyers’ operations on the Lease with respect to Deep Rights after the Effective Date.

13.19      Rights of Ingress and Egress. Sellers grant to Buyer any and all rights of ingress and egress across, over and under the Lands, for Buyer’s drilling, completion and operation of Buyer's wells on the Lands with respect to the Deep Rights. Such rights granted cannot exceed the rights conveyed under the terms of the individual Leases and shall be governed by such individual Lease agreements as to ingress and egress. In addition, such grant of rights shall be non-exclusive such that Sellers shall retain comparable rights with respect to the Shallow Rights.

13.20      JOA. Sellers and Buyer will execute a JOA, in the form attached as Exhibit “D”, which contains an in or out provision as to each drilling and spacing unit.

13.21      Additional Leases. In addition to the Leases, Sellers are currently acquiring additional oil and gas leases within the AOI set forth in that certain Offer Letter dated August 19, 2014, by and between Sellers and Buyer (“Additional Leases”). Sellers shall offer Additional Leases to Buyer, prior to the Closing Date with the exception of Additional Leases located in Wayne County, WV. Buyer shall have the right to elect whether or not it desires to acquire the Additional Leases, and if Buyer elects to acquire the Additional Leases, Buyer will do so on the same terms and conditions as provided in this Agreement, in a separate closing to be agreed upon by the Parties, provided closing on such Additional Leases shall not be later than sixty (60) days after the Closing Date under this Agreement. With respect to Additional Leases located in Wayne County, WV, which are acquired by Seller prior to the Closing Date, Buyer shall have a right of first refusal for a period of one (1) year from the Closing Date to match any bona fide offer Seller receives for the Additional Leases located in Wayne County, WV. Notwithstanding the foregoing, in the event Seller receives a bona fide offer for all of its assets or stock, whether by sale, merger or similar transaction, Buyer shall not have the aforementioned right of first refusal with respect to Additional Leases located in Wayne County, WV.

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For purposes of this Agreement the AOI shall comprise the lands within the Area of Interest described in Exhibit B attached hereto and made a part hereof by this reference.

13.22      Shallow Rights. Sellers shall have a right for a period of sixty (60) days after the execution date of this Agreement, to acquire Buyer’s undeveloped Shallow Rights (as defined in Section 1.1 above), located within the AOI in Section 13.21 with the exception of Shallow Rights located in Wayne County, WV. Sellers’ right to acquire Buyer’s undeveloped Shallow Rights shall be subject to the Parties negotiating in good faith mutually acceptable terms and purchase price as contemplated in the letter agreement between the Parties dated October 15, 2014. With respect to Buyer’s undeveloped Shallow Rights located in Wayne County, WV, which are acquired by Buyer prior to the Closing Date, Seller shall have a right of first refusal for a period of one (1) year from the Closing Date to match any bona fide offer Buyer receives for its Shallow Rights located in Wayne County, WV. Notwithstanding the foregoing, in the event Buyer receives a bona fide offer for all of its assets or stock, whether by sale, merger or similar transaction, Seller shall not have the aforementioned right of first refusal with respect to Shallow Rights located in Wayne County, WV.

13.23      Leases Held By Production. Buyer shall have the option to decline to acquire any Lease where the wellbore maintaining such Lease in its secondary term is not, or will not continue producing in paying quantities in Buyer’s sole and reasonable opinion. Seller shall have the right, but not the obligation, to substitute acreage within the AOI.

13.24      Leases Within Primary Term. The Purchase Price assumes and is computed on the basis that all Leases have at least one (1) year remaining in the primary term from the Effective Date of this Agreement. Leases that have a remaining primary term less than one (1) year from the Effective Date of this Agreement will result in a reduction in the Purchase Price; however, if a Lease has less than one (1) year from the Effective Date of this Agreement remaining on the primary term but contains an extension clause which Sellers exercise prior to Closing that extends the remaining primary term to more than one (1) year from the Effective Date of this Agreement, there will not be a reduction in the Purchase Price for that particular Lease. Leases that have a primary term of less than one (1) year from the Effective Date of this Agreement without an extension clause, will have a Purchase Price                                                                                                                                                                                                                                                                                                                                                                                                                                              Sellers shall have the right, but not the obligation, to substitute acreage within the AOI with leases having more than a one (1) year primary term.

seven Indicates confidential information omitted pursuant to a request for confidential treatment filed separately with the Securities and Exchange Commission.

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13.25      Lease Renewals, Delay Rentals. Buyer agrees to pay any and all renewals or delay rentals that may come due with respect to the Leases herein listed following the Closing Date. Should Buyer elect to not pay such rentals or renewals Buyer will notify Sellers of its intent forty-five (45) days prior to the expiration or extension date thereof. In the event Sellers elect to pay delay rentals for any Leases after receiving notice of Buyer’s election not to pay such delay rentals, then Buyer shall re-assign such Leases to Seller. Neither Party shall be obligated to renew or re-lease any such Lease after the Closing Date. Should Buyer elect to renew or re-lease any of the Leases within five (5) years of the Closing Date, then Buyer will be obligated to offer the Shallow Rights to Seller at Buyer’s cost. Should Seller elect to renew of re-lease any of the Leases within five (5) years of the Closing Date, Seller shall be obligated to offer the Deep Rights to Buyer at Seller’s cost.

13.26      Public Communications. None of the Parties may make a press release concerning this transaction without the prior written approval of the other Parties, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, if Buyer, on the one hand, or Sellers, on the other is/are required by law or the rules of any listing or trading agreement concerning its publicly-traded securities to make a public announcement or statement (such as filing a Form 8-K), then the same may be made without the approval of the other Parties, provided, however, that the announcing Party shall use reasonable efforts to advise the other Party or Parties of such need for disclosure in advance of the same and allow the other Party or Parties an opportunity to comment on the proposed disclosure prior to making the disclosure and, provided further, that the identity of Continental Resources, Inc. as the Buyer shall not be disclosed by the Sellers prior to Closing and may be disclosed after Closing only if Continental Resources, Inc. is the Buyer at Closing.

[signatures on next page]

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IN WITNESS WHEREOF the Parties have executed this Agreement effective as of the Effective Date.

SELLERS:

Nytis Exploration Company LLC

By:	Nytis Exploration (USA) Inc., its Manager

By:	/s/ Patrick R McDonald
Name:	Patrick R. McDonald
Title:	President

Liberty Energy LLC

By:	Old Ironsides Energy, LLC, on behalf of Liberty Energy, LLC, as its agent

By:	/s/ Scott E. Carson
Name:	Scott E. Carson
Title:	Managing Partner

BUYER:

Continental Resources, Inc.

By:	/s/ Steven K. Owen
Name:	Steven K. Owen
Title:	Senior Vice President-Land

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The following Exhibits have been omitted. The Company agrees to furnish supplementally a copy of the omitted Exhibits to the Commission upon request.

EXHIBIT “A” - LEASES AND LANDS – a description of the leases pursuant to this Agreement.

EXHIBIT “- B” Area of Interest – a map detailing the areas of the leases.

Exhibit “C” - ASSIGNMENT AND CONVEYANCE – An Assignment Of Deep Drilling Rights Subject To The Agreement.

EXHIBIT “D” - JOINT OPERATING AGREEMENT – a joint operating agreement which contains an in or out provision as to each drilling and spacing unit.

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